Exhibit 99.1

Agomab Reports Full Year 2025 Financial Results and Confirms 2026 Outlook

-- Cash and Cash Investments at December 31, 2025 of €116.5 Million and Gross Proceeds of $208 Million from Initial Public Offering (IPO) Expected to Extend Cash Runway into First Half of 2029 --

-- Positive Interactions with U.S. Food and Drug Administration (FDA) on Design of Phase 2b Study with Ontunisertib in Fibrostenosing Crohn’s Disease (FSCD) --

-- On Track to Initiate Phase 2b Study in FSCD with Ontunisertib and Phase 2 Study in Idiopathic Pulmonary Fibrosis (IPF) with AGMB-447 in Second Half of 2026 --

-- Topline Data from Open-Label Long-term Extension Study (OLE) Part of STENOVA Study with Ontunisertib in FSCD and from Phase 1b IPF Study Cohort with AGMB-447 Expected in Second Half of 2026 --

Antwerp, Belgium, April 23, 2026 – Agomab Therapeutics NV (Nasdaq: AGMB) (“Agomab”), a clinical-stage biopharmaceutical company focused on fibro-inflammation, today reported financial results for the full year period ended December 31, 2025, and confirmed its outlook for 2026.

“2025 was a pivotal year for Agomab, with significant progress across our clinical programs and the positive topline results of the STENOVA Phase 2a study with ontunisertib in FSCD. Our momentum has continued into 2026 with positive Phase 1 results for AGMB-447 in healthy participants and the successful completion of our IPO,” said Tim Knotnerus, Chief Executive Officer of Agomab. “In the second half of this year, we expect the full read-out of the OLE study with ontunisertib in FSCD as well as the topline IPF cohort data of the Phase 1b study with AGMB-447. Based on the positive regulatory interactions on trial design, we are on track to start both the Phase 2b study with ontunisertib in FSCD and Phase 2 study with AGMB-447 in IPF later this year.”

Pierre Kemula, Chief Financial Officer of Agomab, added, “Thanks to the $208 million in gross proceeds raised from our IPO in February 2026, we are well-capitalized and we expect our cash reserves to last into the first half of 2029. With major milestones approaching later this year, we remain laser-focused on delivering on our corporate and clinical strategy.”

Recent Program Highlights and 2026 Anticipated Milestones

•	Ontunisertib (AGMB-129), a gut-restricted small molecule inhibitor of ALK5 for the treatment of FSCD

o	We continue to have positive interactions with the FDA to align on the study design of the Phase 2b study with ontunisertib in FSCD and are on track to initiate the study in the second half of 2026.

o	We are progressing the OLE part of the STENOVA study (Part B) with ontunisertib in FSCD patients, with topline results expected in the second half of 2026. The 48-week data may provide important insights into extended treatment with ontunisertib in FSCD patients.

o	As of February 2026, the Data Safety and Monitoring Board has not raised any safety issue and has recommended for the OLE study to continue as per the protocol with 200mg BID ontunisertib for up to 60 weeks.

o	The results of the 12-week placebo-controlled double-blind part of the STENOVA Phase 2a study with ontunisertib in FSCD (Part A) were presented as a late-breaker at the 21st Congress of ECCO (ECCO’26) in Stockholm, Sweden in February 2026. The late-breaking presentation was also featured by Nature Reviews Gastroenterology & Hepatology as one of the highlights of ECCO’26.

•	AGMB-447, an inhaled small molecule inhibitor of ALK5 in development for the treatment of IPF

o	We continue to enroll participants in the IPF cohort of the Phase 1b study with AGMB-447. In this cohort, up to 12 participants with IPF will receive multiple doses of AGMB-447 or placebo over 14 days. We have dosed the first participants, and expect to report topline results in the second half of 2026.

o	We received positive scientific advice from the UK Medicines and Healthcare products Regulatory Agency (MHRA), supporting our planned Phase 2 trial in IPF patients. We are on track to initiate a Phase 2 proof-of-concept study with AGMB-447 in IPF in the second half of 2026.

o	We were granted a patent covering the composition of matter of AGMB-447 by the United States Patent and Trademark Office (USPTO), solidifying the foundational IP for AGMB-447 in the U.S.

Full Year 2025 Financial Results (consolidated)

•	Cash Position: Cash, cash equivalents and short-term cash investments totaled €116.5 million as of December 31, 2025. Subsequently, in February 2026, we completed our IPO, in which we raised gross proceeds of approximately $208 million, including the proceeds from the underwriters’ partial exercise of their overallotment option, before deducting underwriting discounts and commissions and other offering expenses. We expect that our existing cash and cash investments, including the net proceeds from our IPO, will enable us to fund our operating expenses and capital expenditure requirements into the first half of 2029.

•	R&D Expenses: Research and development (R&D) expenses were €48.9 million for the year ended December 31, 2025, as compared with €39.3 million for the year ended December 31, 2024. The increase in R&D expenses of €9.6 million for the year was primarily due to increased clinical trial expenses, which are outsourced activities, specifically for the two lead programs ontunisertib and AGMB-447.

•	G&A Expenses: General and administrative (G&A) expenses were €12.8 million for the year ended December 31, 2025, as compared with €10.1 million for the year ended December 31, 2024. The increase of €2.7 million for the year mainly relates to increased employee benefits, reflecting organizational scaling to support company growth, including stock-based compensation.

•	Net Loss: Net loss was €62.5 million for the full year ended December 31, 2025, compared to €46.3 million for the full year ended December 31, 2024.

Corporate

•	The company has filed its Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (SEC). The Annual Report is available on the Agomab website at https://agomab.com/ and on the SEC’s website at www.sec.gov.

•	The company will hold its Annual General Meeting (AGM) at 4:00pm CEST on May 26, 2026. The convening notice for the AGM as well as all documents relevant for the meeting are available via the Agomab website at https://ir.agomab.com/governance/shareholder-meetings.

Financial performance

Consolidated statement of profit and loss

	For the year ended December 31
(in thousands of €), except per share data	2025	2024	2023
Research and development expenses	(48,877)	(39,310)	(26,311)
General and administrative expenses	(12,791)	(10,133)	(6,097)
Total operating expenses	(61,668)	(49,443)	(32,408)

Other operating income	2,393	1,422	1,218
Operating loss	(59,275)	(48,021)	(31,190)

Changes in fair value of financial liabilities	(4,857)	848	18,964
Financial expenses	(133)	(357)	(86)
Financial income	1,718	1,267	303
Loss before taxes	(62,547)	(46,263)	(12,009)

Income tax (expense)/income	—	(4)	619
Loss for the year	(62,547)	(46,267)	(11,390)
			—
Weighted average number of common shares outstanding	541,126	541,126	541,126
Basic and diluted loss per share (in €)	(143.22)	(107.09)	(35.63)

	For the year ended December 31
(in thousands of €)	2025	2024	2023
Loss for the year	(62,547)	(46,267)	(11,390)
Items that may be reclassified to profit or loss
Foreign currency translation differences	21	(10)	—
Items that will not be reclassified to profit or loss
Remeasurement of post-employment benefit obligations	(8)	(73)	—
Other comprehensive income or loss for the year, net of tax	13	(83)	—
Total comprehensive income or loss for the year	(62,534)	(46,350)	(11,390)

Consolidated statement of financial position

	For the year ended per
	December 31
(In thousands of €)	2025	2024
Assets
Non-current assets
Intangible assets	20,110	20,110
Goodwill	8,612	8,612
Property, plant and equipment	503	619
Right-of-use assets	1,083	1,373
Other financial assets	11	12
Other non-current assets	2,150	1,787
Total non-current assets	32,469	32,513

Current assets
Other current assets	4,723	2,386
Current financial investments	30,096	—
Cash and cash equivalents	86,418	171,459
Total current assets	121,237	173,845
Total assets	153,706	206,358

Equity
Share capital	223,072	223,072
Share premium reserve	76,634	76,634
Retained earnings	(181,714)	(119,181)
Share-based payment reserves	13,877	8,522
Other reserves	(967)	(966)
Equity attributable to the owners of the parent	130,902	188,081
Total equity	130,902	188,081

Liabilities
Non-current liabilities
Non-current lease liabilities	1,005	1,272
Non-current contingent consideration	3,210	7,879
Total non-current liabilities	4,215	9,151

Current liabilities
Current lease liabilities	249	273
Anti-dilutive warrants	—	—
Current contingent consideration	6,526	—
Trade and other payables	10,266	8,052
Deferred income and accrued charges	1,548	801
Total current liabilities	18,589	9,126
Total liabilities	22,804	18,277

Total equity and liabilities	153,706	206,358

Consolidated statement of cash flows

	For the years ended per December 31
(In thousands of €)	2025	2024	2023
Net loss for the year	(62,547)	(46,267)	(11,390)
Adjustments for non-cash items:

Current income tax expense (income)	—	4	3
Deferred income tax expense (income)	—	—	(622)
Fair value (gain) loss on financial assets	(96)	—	—
Fair value (gain) loss on financial liabilities	4,857	(848)	(18,964)
Depreciation & amortization	219	311	99
Share-based payment expenses	5,355	1,071	2,159
Net foreign exchange losses (gains)	57	231	—
Interest expense	69	77	86
Interest income	(1,614)	(1,218)	(303)
Operating cash flows before movements in working capital	(53,700)	(46,640)	(28,932)

movements in working capital:

Decrease/(increase) in other current assets	(2,337)	(315)	1,343
Decrease/(increase) in other non-current assets	(363)	(342)	(331)
Increase/(decrease) in trade and other payables	2,359	(230)	3,686
Increase/(decrease) in deferred income	747	(395)	(580)

Income taxes paid	—	(4)	(3)
Interest paid	(69)	(10)	(20)
Interest received	1,622	1,106	245
Net cash flow from /(used in) operating activities	(51,741)	(46,828)	(24,592)

Purchases of property, plant and equipment	(4)	(675)	—
Purchase of financial investments	(30,000)	—	40,000
Payment of contingent consideration from previous acquisition	(3,000)	—	—
Net cash flow from /(used in) investing activities	(33,004)	(675)	40,000

Repayment of lease liabilities	(338)	(163)	(100)
Proceeds from capital increase	—	97,055	79,871
Share issue costs	—	(129)	(453)
Other financial expense, net	—	—	6
Net cash flow from /(used in) financing activities	(338)	96,762	79,324

Net increase/(decrease) in cash and cash equivalents	(85,083)	49,260	94,732

Cash and cash equivalents at beginning of year	171,459	122,402	27,670
Effect of foreign exchange rate changes	45	(204)	—
Cash and cash equivalents at end of year	86,418	171,459	122,402

Ontunisertib and AGMB-447 are investigational drugs and not approved by any regulatory authority. Their efficacy and safety have not been established.

About Agomab

Agomab is a clinical-stage biopharmaceutical company focused on developing novel disease-modifying therapies for fibro-inflammatory diseases with high unmet medical need. Agomab’s product candidates are designed to target established potent pathways and utilize organ-restricted approaches, with the aim of increasing efficacy while minimizing safety liabilities. Fostering a culture of excellence, Agomab’s mission is to pioneer therapeutics that aim to resolve fibro-inflammation and restore organ function to enable people with these disorders to live fuller and healthier lives.

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain disclosures that contain “forward-looking statements,” including, without limitation, statements regarding our expected cash runway, including that we anticipate our cash and cash investments and IPO proceeds will extend our runway into the first half of 2029, our focus on the discovery and development of our pipeline of novel product candidates for fibro-inflammatory disorders, the design of planned Phase 2 clinical trials with ontunisertib for FSCD and AGMB-447 for IPF, our expectation to initiate our Phase 2b Study of ontunisertib in FSCD and our Phase 2 study of AGMB-447 in IPF in the second half of 2026, as well as statements regarding future data readouts, including our expectation to release topline data from the OLE part of the STENOVA study and of the Phase 1b IPF Study Cohort with AGMB-447 in the second half of 2026. Forward-looking statements are based on Agomab’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Factors that could cause actual results to differ include, but are not limited to, risks and uncertainties related to the results of our clinical trials; expectations regarding the inherent uncertainties associated with the development of novel drug therapies; preclinical and clinical trial and product development activities and regulatory approval requirements for product candidates; the impact of governmental laws and regulations on our business; disruptions caused by our reliance on third party suppliers and service providers; the risk that our expectations and management’s guidance regarding our cash position and other financial estimates may be incorrect; and risks related to geopolitical conflicts and macro-economic events. These and other risks and uncertainties are described more fully in our filings and reports with the SEC, including in our most recent annual report on Form 20-F filed with the SEC and our subsequent filings and reports filed with the SEC. Forward-looking statements contained in this announcement are made as of this date, and Agomab undertakes no duty to update such information except as required under applicable law. Readers should not rely upon the information in this announcement as current or accurate after its publication date.

Contacts

Investors

Sofie Van Gijsel

VP of Investor Relations

E-Mail: sofie.vangijsel@agomab.com

Phone: +1 781 296 1143

Media

Gretchen Schweitzer

Trophic Communications

E-Mail: agomab@trophic.eu

Phone: +49 172 861 8540